Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS

of

TELESAT CORPORATION

(the “Company”)

June 22, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against or Withheld, as appliable
1.	The election of the following Directors:	Carried
	(a) Michael Boychuk	Carried	47,867,896	5,391,705
	(b) Jason A. Caloras	Carried	47,276,773	5,982,828
	(c) Jane Craighead	Carried	47,769,059	5,490,542
	(d) Richard Fadden	Carried	47,833,286	5,426,315
	(e) Daniel S. Goldberg	Carried	49,964,972	3,294,629
	(f) Henry (Hank) Intven	Carried	47,822,140	5,437,461
	(g) David Morin	Carried	47,276,873	5,982,728
	(h) Dr. Mark H. Rachesky	Carried	47,080,309	6,179,292
	(i) Guthrie Stewart	Carried	47,217,560	6,042,041
	(j) Michael B. Targoff	Carried	47,182,612	6,076,989

2.	Appointment of Deloitte LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the directors of the Company to fix their remuneration	Carried	57,337,132	39,277